3: FORM 4

FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

’ Check this box if no longer

subject to Section 16. Form 4

or Form 5 obligations may STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP continue. See Instruction 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

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Name and Address of Reporting Person

Masterson Linda H.

____________________________________________________________

(Last) (First) (Middle)

10400 Trademark Street

(Street)

Rancho Cucamonga, CA 91730

City (State) (Zip)

	2. Issuer Name and Ticker or Trading Symbol LifePoint, Inc. - LFP					6. Relationship of Reporting Person to Issuer (Check if Applicable) r Director ___ 10% Owner r Officer (give ___ Other (specify title below) below) President and CEO
	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####	4. Statement for Month/Year 11/00
		5. If Amendment, Date of Original (Month/Year)
	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficially Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, $.001 par value	11/30/00	A		500,000	A	$1.72	1,513,750	D	N/A
Common Stock, $.001 par value	11/30/00	A		25,000	A	$.50	1,538,750	D	N/A
Common Stock, $.001 par value	11/30/00	A		30,000	A	$1.67	1,568,750	D	N/A

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Form 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercisable Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivation Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)		6. Date Exercisable and Expiration Date (Month/Date/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at end of month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exerci-sable	Expira-tion Date	Title	Amount or Number of Shares
Common Stock Purchase Warrant	$1.72	11/30/00	A		0	500,000	(1)	10/09/06	Common Stock	500,000	0	1,976,250	D	N/A
Stock Option	$0.50	11/30/00	A		0	18,750	(2)	8/13/07	Common Stock	56,250	0	1,957,500	D	N/A
Stock Option	$0.50	11/30/00	A		0	6,250	(3)	6/29/08	Common Stock	50,000	0	1,951,250	D	N/A
Stock Option	$1.67	11/30/00	A		0	30,000	(4)	10/09/09	Common Stock	120,000	0	1,921,250	D	N/A

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Explanation of Responses:

(1) The option was exercisable if Issuer entered into a strategic partnership prior to October 10, 2001 and Reporting Person was CEO at such time.

  The option is for 150,000 shares and became exercisable as to 37,500 shares on 8/13/98 and exercisable as to 3,125 shares on the 13th of each month for 36 months thereafter.

  The option is for 50,000 shares and became exercisable as to 37,500 on 6/30/99, as to 1,042 shares on the 30th of each month for 35 months thereafter and as to 1,030 shares on the 30th of the 36th month thereafter.

  The option is for 1,200,000 shares and became exercisable as to 30,000 shares on October 10, 2000 and becomes exercisable as to 2,500 shares on the 10th of each month for 36th months thereafter.

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**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,

See Instruction 6 for procedure.

LifePoint/Form 4 Pages 1&2

/s/ Linda H. Masterson 12/6/00 Signature of Reporting Person Date

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